Exhibit 4.3

DATED 16 AUGUST 2004

BRITISH SKY BROADCASTING GROUP PLC

and

D. J. DARROCH

SERVICE AGREEMENT

AGREEMENT dated 16 August 2004,

(1)	BRITISH SKY BROADCASTING GROUP PLC (Company Number 2247735) whose registered office is at Grant Way, Isleworth, Middlesex TW7 5QD (the “Company”); and

(2)	D. J. DARROCH of White Lodge, Elmstead Road, West Byfleet, Surrey, KT14 6JB (the “Executive”).

WHEREAS:

(A)	With effect from the date first above written, the Company wishes to contract with the Executive for the services of the Executive as Chief Financial Officer of the Company (and each of its subsidiaries from time to time).

(B)	The Executive has agreed to provide his services in accordance with the terms and conditions hereinafter set out.

IT IS AGREED as follows:

1.	INTERPRETATION

       In this Agreement:

(a)	“associate” means a body corporate which for the time being:

(i)	is a holding company of the Company or a subsidiary (other than the Company) of such a holding company; or

(ii)	has not less than 20 percent of its equity share capital beneficially owned by such a holding company or the Company;

(b)	“the Board” means the Board of Directors from time to time of the Company;

(c)	“Cause” means the circumstances referred to in clause 17.2;

(d)	“the Chairman” means the Chairman of the Board;

(e)	“Date of Termination” means the date on which the employment of the Executive terminates, for whatever reason (save pursuant to an assignment by the Company pursuant to clause 22 below);

(f)	“Group” means the Company and each of its subsidiaries from time to time;

(g)	“subsidiary” and “holding company” have the meaning attributed to them by section 736 and 736A of the Companies Act 1985 provided that the term “subsidiary” shall also include a subsidiary undertaking (as defined in section 258 of the Companies Act 1985);

(h)	“recognised stock exchange” means any body of persons which is a recognised investment exchange for the purpose of the Financial Services And Markets Act 2000;

(i)	“Remuneration Committee” means the committee of the Board which is so titled or such other body having similar functions as the Board may from time to time designate by notice in writing to the Executive;

(j)	a reference to the employment of the Executive is to his employment by the Company or, if appropriate, any assignee pursuant to clause 22 below under this Agreement;

(k)	unless the context otherwise requires, words in the singular include the plural and vice versa, and a reference to a person includes a reference to a body corporate and to an unincorporated body of persons;

(l)	a reference to a statute or statutory provision includes a reference to that statute or provision as from time to time modified or re-enacted;

(m)	clause headings are for convenience only and have no legal effect.

2.	APPOINTMENT AND TERM

2.1	The Company agrees to employ the Executive and the Executive agrees to provide his services as Chief Financial Officer of the Company (and of each member of the Group) or in such other capacity as the Company may from time to time review.

2.2	The employment of the Executive on the terms of this Agreement will be deemed to have begun on 16 August 2004 and will continue, subject to the terms of this Agreement (and in particular clause 17), until determined by either party giving to the other at any time not less than 364 days’ written notice.

3.	DUTIES

3.1	During the continuance of his employment the Executive will:

3.1.1	perform such duties as may from time to time be necessary to implement the decisions of the Board;

3.1.2	in all respects comply with the reasonable and lawful directions given by or under the authority of the Board which do not otherwise derogate from the terms of this Agreement, including complying with the Company’s corporate governance policies adopted from time to time by the Board;

3.1.3	use his best endeavours to promote the interests of the Group;

3.1.4	unless prevented by incapacity devote such of his business time and efforts as shall be necessary to perform his duties under this Agreement.

3.2	The agreed hours of work of the Executive will be such hours as may be required for the proper performance of his duties under this Agreement and these may be in excess of 48 hours per week on average or over any 17 week period. The Executive will perform those duties at such place or places in the United Kingdom or elsewhere as the Board may from time to time determine PROVIDED THAT he shall be based at the principal executive offices of the Company located in London, England.

4.	SALARY AND BONUS

4.1	During the continuance of his employment, the Executive will be entitled to a salary at the rate of £500,000 per annum (or such higher rate as may from time to time to be agreed between the parties hereto) subject to an annual review in July in each year and such further merit reviews as the Chief Executive Officer (“CEO”) (acting in consultation with the Remuneration Committee) may in his sole discretion deem appropriate.

4.2	The Executive’s salary will accrue from day to day and shall be payable by equal monthly instalments in accordance with Company policy in effect from time to time.

4.3	The Executive shall be eligible to be considered for a bonus. Such bonus (if any) is awarded at the absolute discretion of the CEO and subject to the approval of the Remuneration Committee. Any such bonus would be based on 25% of any personal Key Performance Indicators identified to the Executive and 75% of any such bonus would be based on performance criteria adopted by the Remuneration Committee for each financial year during which the Executive is employed which may include earnings growth, subscriber growth, magnitude of free cash flow. For guidance only, if the Executive met all performance criteria specified and the discretion to award a bonus was exercised, a bonus could be up to £500,000 but should not in any event exceed £600,000. This is not a contractual commitment.

4.4	The bonus (if any) due to the Executive will be paid after the adoption of the accounts for the relevant year. For the avoidance of doubt but subject always to the provisions of clause 17, when the Executive’s employment ends he will receive a bonus, as and when the amount of the same is calculated, which is pro rata to his length of service during the year in which the Date of Termination occurs.

4.5	The Executive shall be entitled to participate in the Company’s Long Term Incentive Plan for senior executives (“the LTIP”), in accordance with the rules of the LTIP from time to time, the vesting of which shall be subject to performance criteria to be set by the Remuneration Committee. In this respect the Company shall make a one off performance award to the Executive under the LTIP of 250,000 shares of the Company, the vesting of which shall be subject to performance criteria to be agreed between the Company and the Executive, it being accepted that 70% of the award will be subject to internal performance metrics being outperformed (equally weighting DTH subscriber growth, earnings per share growth and free cash flow per share) with the balance of 30% being subject to total shareholder return performance.

5.	PENSION SCHEME

5.1	The Executive shall be eligible to be a member of the BSkyB Pension Scheme (which is contracted out under the Social Security (Pensions) Act 1975) and to be a member of such scheme upon the terms and conditions from time to time applicable under such scheme.

5.2	The Company shall make contributions to such scheme at a rate of 8% of the annual pensionable salary of the Executive from time to time. If and to the extent that the amount of the Company’s contributions is capped by law at an effective rate of less than 8% of the Executive’s annual salary, the Company shall pay to the Executive by way of additional salary the difference between 8% of the Executive’s annual salary and the amount of the capped rate.

5.3	The Executive shall be entitled to make contributions to such scheme at the rate of up to 4% of the annual salary of the Executive from time to time, or such lesser amount as may be permitted from time to time under such scheme.

6.	LIFE ASSURANCE AND HEALTH INSURANCE

6.1	Subject to cover being available at rates reasonably acceptable to the Company and to any conditions the Company may from time to time reasonably prescribe, the Company will provide and maintain, at its own expense, life assurance for the Executive with coverage equivalent to that which is provided to other senior executives of the Company but in no event less than twice the basic salary, (enhanced to four times on membership of the pension scheme) such provision to be subject to the terms and conditions from time to time of the insurance policy.

6.2	The Executive shall be entitled to membership of any medical insurance scheme in force for the time being and applicable for full-time employees or officers of the Company, for himself and his spouse and their unmarried children aged under 21 and the Company shall pay the subscriptions therefor.

7.	CAR

The Company shall provide the Executive with the use of a motor car of a make and type to be agreed between the parties up to a value of £60,000 hereto during the term of this Agreement. As an alternative the Executive may elect to take a car allowance of £10,000 per annum.

8.	ADDITIONAL BENEFITS

8.1	The Company shall also provide personal computer and facsimile machine facilities for the Executive at his residence(s) together with a mobile telephone and shall pay all costs associated with the ownership, maintenance and operation of such equipment.

8.2	The Executive shall be entitled to 2 free Sky Plus subscriptions.

9.	OTHER EXPENSES

In addition to his remuneration hereunder the Executive shall be provided or reimbursed all travelling, hotel and other expenses properly and reasonably incurred by him in the discharge of his duties hereunder in accordance with the relevant rules and policies of the Company for the time being in force which are notified to the Executive in writing, which said expenses shall be evidenced in such manner as the Company may reasonably require. Any credit and charge cards supplied to the Executive by the Company shall be returned to the Company on the termination of his employment. Any money paid to the Executive to meet expenses incurred on a Company credit or charge card shall be used for that purpose and no other. The Executive shall be liable for the discharge of any personal expenses incurred by him using the Company credit or charge card.

10.	HOLIDAYS

10.1	In addition to public holidays, the Executive will be entitled to 25 days holiday in each holiday years (being 1st July to 30th June in each year) plus one additional holiday for each completed year of service (calculated from the start of the holiday year) up to a maximum of 30 days to be taken at such times as the business of the Company reasonably permits. A record of the holidays taken by the Executive shall be maintained by the Company. Holidays may not be carried over without prior approval of the CEO.

10.2	On the termination of the Executive’s employment for any reason, payment in lieu of holiday accrued but not taken in the years up to the Date of Termination (and any preceding years) will be made.

11.	SICKNESS AND INJURY

11.1	If the Executive is absent from work due to sickness or injury he will be paid sick pay (at the rate of the Executive’s then current salary and benefits) by the Company as follows:

Service	Sick Pay

Less than 3 months	2 weeks
3 months but less than 1 year	5 weeks
1 year but less than 2 years	6 weeks
2 years but less than 3 years	9 weeks
3 years but less than 5 years	12 weeks
Over 5 years	16 weeks

Payment of company sick pay will be based on a 12 month rolling period (i.e. any paid absence for sickness or injury in the 12 months immediately preceding the commencement of a new period of such absence will be deducted from the sickness payment shown above).

11.2	The Executive shall comply with the Company’s illness and sickness reporting requirements as are notified to him in writing and in force from time to time.

11.3	The Company shall be entitled (but no more frequently than once in any twelve month period) to require the Executive to submit himself to a medical examination at the expense of the Company.

12.	OTHER ACTIVITIES AND INTERESTS IN OTHER BUSINESS

12.1	Save with the written consent of the Board, the Executive will not during the continuance of his employment be engaged or interested (except as the holder for investment of up to five percent (5%) of any class of quoted or unquoted securities) either directly or indirectly in any business or occupation in competition with the Company and its subsidiaries. To the extent that the Executive is engaged or interested in any other non-competing business or occupation during his employment, such engagement or interest shall in no way impinge on his working day at the Company nor detract from the proper performance of his duties.

12.2	The Executive hereby agrees with the Company that if, at any time during his employment hereunder, he becomes aware of any ideas or proposals that could be exploited by the Group in relation to its United Kingdom and the Republic of Ireland satellite broadcasting business, he shall ensure that any such idea or proposal is offered to the Group.

13.	SHARE DEALINGS

13.1	The Executive shall at all times comply with the requirements of section 324 of the Companies Act 1985 and will not act so as to commit an offence of insider dealing under Part V of the Criminal Justice Act 1933 nor engage in behaviour amounting to market abuse under Part VIII of the Financial Services and Markets Act 2000.

13.2	During his employment the Executive will not (and will procure, so far as he is able, that his spouse, dependent children and persons connected with him will not) deal or become or cease to be interested (within the meaning contained in Part I of Schedule 13 to the Companies Act 1985) in any shares or other securities of the Company or any subsidiary or associate of the Company except in accordance with the Company’s Code of Practice in force from time to time in relation to such transactions, a copy of which is available from the Secretary of the Company.

13.3	During his employment the Executive will notify the Secretary of the Company immediately of any dealing in the shares or other securities of the Company including the grant, acceptance, exercise or disposal of any option or other right or obligation to acquire or dispose of shares or securities. The notification shall include the nature of the dealing, the nature and extent of the Executive’s interest in it, the date on which the dealing was effected and the price, number (or amount) and class of shares or securities. The Executive will take all reasonable steps to notify the Secretary of the Company of any such dealing by persons connected with the Executive and to ensure that such persons are aware of his obligation to notify such dealing and to secure their co-operation in discharging it. In addition to the details required above, the notification of any such dealing shall include the identity of the person connected with the Executive.

13.4	For the purposes of this clause 13, “connected” has the meaning attributed to it by section 346 of the Companies Act 1985.

14.	CONFIDENTIALITY

14.1	The Executive will not during the continuance of his employment or afterwards (unless authorised to do so by the Board or by a court of competent jurisdiction):

14.1.1	use for his own benefit or the benefit of any other person;

14.1.2	disclose to any person; or

14.1.3	through any failure to exercise all personal due care and diligence cause or permit any unauthorised disclosure of any confidential information of the Company or any of its subsidiaries which he has obtained by virtue of his employment or in respect of which the Company is bound by an obligation of confidence to a third party (“Confidential Information”). Confidential Information shall include, without limitation, information relating to research projects, prices, discounts, mark-ups, future business strategy, marketing, tenders and any price sensitive information.

14.2	The Executive shall not during the continuance of this Agreement contribute or otherwise provide material (other than is required for the purposes of performing the Executive’s duties) for any reason whatsoever without the permission of the CEO to:

14.2.1	any radio or television broadcasting company (whether engaged in free to air television or paid, subscription or cable television or any other form of television exhibition whether now know or hereafter developed) or any company which provides programmes, services or facilities to such a broadcaster or distributor; or

14.2.2	any newspaper, magazine or the publisher; or

14.2.3	any news agency or news service.

14.3	The Executive shall not during the continuance of this Agreement make otherwise than for the benefit of the Company any notes, memoranda, records and writings relating to any matter within the scope of the business of the Group or concerning any of the Group’s dealings or affairs, it being agreed by the parties that all such notes or memoranda made by the Executive shall be the property of the Company and shall be handed over by the Executive to the Company from time to time on demand and in any event upon the Date of Termination.

14.4	The restriction in this clause will not prevent the Executive, after the Date of Termination, from using for his own or another’s benefit, any information which becomes available to the public generally other than by reason of a breach by the Executive of his obligations under this Agreement but any such use will be subject to the restrictions contained in clause 15 below.

15.	PROTECTION OF INTERESTS OF COMPANY, ETC.

15.1	In this clause:

15.1.1	“Competing Business” shall mean any business carried on within the United Kingdom which wholly or partly competes with any business which at the Date of Termination the Company or any of its subsidiaries or associates carries on;

15.1.2	“Prospective Business” shall mean any business carried on within the United Kingdom which wholly or partly competes with any business which at the Date of Termination the Company or any of its subsidiaries or associates proposes to carry on in the immediate or foreseeable future, save for any such business in relation to which the Executive did not possess a material amount of Confidential Information as at the Date of Termination;

15.2	Until the expiration of 12 months from the Date of Termination, except in the event of a termination of this Agreement by the Company in repudiatory breach of its terms, the Executive shall not directly or indirectly:

15.2.1	carry on or be interested in a Competing Business SAVE that he may hold for investment up to 5% of any class of quoted or unquoted securities;

15.2.2	act as a consultant or employee or worker or officer in any capacity in a Competing Business or provide any advice to a Competing Business;

15.2.3	act as a consultant or employee or officer in any capacity in a Prospective Business or provide any advice to a Prospective Business, SAVE to the extent that the Executive demonstrates to the reasonable satisfaction of the Company that his duties or work are not likely to involve disclosure or use of any of the Confidential Information possessed by the Executive.

Provided always that nothing in this clause 15.2 shall be read or construed as preventing the Executive from acting as a consultant, employee or officer of, or for, that part, and that part only, of a business which does not compete, directly or indirectly, with any business which at the Date of Termination the Company or any of its subsidiaries or associates carries on or proposes to carry on provided further that the Executive demonstrates to the reasonable satisfaction of the Company that his duties or work are not likely to involve disclosure or use of any of the Confidential Information possessed by the Executive.

15.3	References in this clause to acting directly or indirectly include (without prejudice to the generality of that expression) references to acting alone or jointly with or by means of any other person.

15.4	Until the expiration of 12 months from the Date of Termination, the Executive will not directly or indirectly solicit or entice away or endeavour to solicit or entice away from the Company or any member of the Group, in competition with the Company or, as the case may be, in competition with the relevant member of the Group, any person employed by the Company or any member of the Group in a senior executive capacity at the Date of Termination with whom the Executive has had material dealings during the year preceding the Date of Termination with a view to inducing that person to leave such employment and to act for another employer in the same, or a similar, capacity in relation to the same field of work.

15.5	After the Date of Termination or, if later, the date of his ceasing to be a director of the Company or any other member of the Group the Executive will not falsely represent himself or permit himself to be held out as being in any way connected with or interested in the business of the Company or the business of any member of the Group.

15.6	The period of the restrictions set out in clause 15.2 and 15.4 above shall be reduced pro rata by any period during which the Company suspends the Executive from the performance of his duties pursuant to clause 16 below.

15.7	The restrictions in sub-clauses 15.2.1, 15.2.2, 15.2.3, 15.4 and 15.5 hereof are separate and severable and in the event of any such restriction (including clause 15.3) being determined as being unenforceable in whole or in part for any reason such unenforceability shall not affect the enforceability of the remaining restrictions or in the case of part of a restriction being unenforceable, the remainder of that restriction.

15.8	The restrictions entered into by the Executive in sub-clauses 15.2.1, 15.2.2, 15.2.3, 15.4 and 15.5 are given to the Company for itself and as trustee for any member of the Group and the Executive agrees that he will at the request and cost of the Company enter into a further agreement with any such company whereby he will accept restrictions corresponding to the restrictions in this Agreement (or such of them as that company in its discretion shall deem appropriate). The Company declares that insofar as these restrictions relate to any member of the Group it holds the benefit of them as trustee. In exercising any right as trustee hereunder the Company shall be entitled to limit the action it takes to such action as it may, in its absolute discretion, consider reasonable.

16.	GARDEN LEAVE

16.1	If either the Executive or the Company gives notice to terminate the Executive’s employment the Company may require the Executive to take “Garden Leave” for all or part of the remaining period of the Executive’s employment. If the Executive is asked to take Garden Leave he/she may not attend at his/her place of work or any of the Company premises (as well as any associated company). The Executive may not be required to carry out duties during the remaining period of employment. During any period of Garden Leave the Executive will continue to receive full salary and benefits and all of the obligations that the Executive has to the Company by virtue of this Agreement and at common law remain in full force and effect.

16.2	If the Company gives notice to terminate this Agreement the maximum period for which the Executive can be on Garden Leave is that which is stated as the Executive’s notice period.

17.	TERMINATION

17.1	(Termination by the Executive for Cause)

The Executive will be entitled to terminate this Agreement immediately by notice in writing if the Company commits a serious or persistent breach of any term of this Agreement which is not rectified within twenty (20) business days of the written notice requiring remedy (if capable of remedy), provided, however, if the same or substantially similar breach has previously occurred and notice has been given, then no additional notice shall be required; or

17.2	(Termination by BSkyB for Cause)

The Company will be entitled to terminate the employment of the Executive immediately by notice in writing if he:

17.2.1	commits a serious or persistent breach of any material term of this Agreement or the Company Code of Conduct which is not rectified within ten (10) business days of the written notice requiring remedy (if capable of remedy), provided, however, if the same or substantially similar breach has previously occurred and notice has been given, then no additional notice shall be required;

17.2.2	is convicted of an indictable offence (other than a driving offence) for which a period of imprisonment (other than a suspended sentence) is imposed;

17.2.3	becomes of unsound mind, bankrupt or compounds with his creditors to the extent such compounding interferes with the Executive’s due and proper discharge of his duties; or

17.2.4	becomes prohibited by law from being a director of the Company (other than for reasons beyond the Executive’s control).

17.3	On due termination by the Company for Cause under clause 17.2, the Executive shall be entitled to receive such amount of his basic salary together with the benefits described in clauses 5 to 8 inclusive of this Agreement accrued due to him up to the Date of Termination but, for the avoidance of doubt, excluding the Executive’s annual bonus in accordance with clause 4.3 and the right to be granted an LTIP award pursuant to clause 4.5.

17.4	On the Date of Termination (and without affecting the rights or remedies of either party in respect of such termination or rights or remedies accrued as at such Date of Termination) the Executive will promptly:

17.4.1	resign (if he has not already done so), from all offices held by him in the Company and its subsidiaries and associates; and

17.4.2	deliver up to the Company all lists of customers, correspondence, documents, credit cards and other property (including but not limited to any car) belonging to the Company or any member of the Group which may be in his possession or under his control and the Executive irrevocably authorises the Company in his name and on his behalf to execute all documents and do all things necessary to effect the resignations referred to above, in the event of his failure to do so.

17.5	Any rights or obligations of the Executive under this Agreement which are expressed to continue after the Date of Termination shall continue in full force and effect notwithstanding the termination of his employment, provided that any such obligations shall not continue if the Executive’s employment is terminated by the Executive for Cause under clause 17.1 or is otherwise terminated by the Company in breach of the terms of this Agreement.

17.6	The Executive agrees that for the purposes of the Employment Rights Act 1996, the Company may apply any sums which may be due from the Company to the Executive (including, without limitation, accrued salary and/or holiday pay) at the Date of Termination against any sums which may be due from the Executive to the Company in respect of any overpayment of any amounts paid under this Agreement, any loans to the Executive made by the Company or any of its associates and any amounts in respect of income tax and PAYE liabilities.

17.7	(Termination for No Cause)

The Company may, in its discretion, terminate the Executive’s employment forthwith at any time by giving him written notice together with a compensation payment of:

17.7.1	one year’s salary calculated on the basis of the annual rate of salary applicable on the date notice is given;

17.7.2	an amount equal to the value of the benefits (comprising the benefits described in clauses 5 to 8 inclusive of this Agreement but, for the avoidance of doubt, excluding the Executive’s annual bonus in accordance with clause 4.3 and the right to be granted an LTIP award pursuant to clause 4.5) given by or on behalf of the Company to the Executive during the last complete financial year preceding the Date of Termination;

17.7.3	an estimate of the amount of any bonus to which the Executive would be entitled in respect of the period up to the Date of Termination in accordance with clause 4.4; and

17.7.4	any expenses due to the Executive up to the Date of Termination.

Any such payment (less any deductions which the Company may be required to make including, without limitation, in respect of income tax and less any amounts owed by the Executive to the Company in respect of any overpayment of any amounts paid under this Agreement, any loans to the Executive made by the Company or any of its associates and any amounts in respect of income tax and PAYE liabilities) shall be accepted by the Executive in full and final settlement of all claims which he may have against the Company or any subsidiary or associate of the Company arising out of his employment or its termination other than in respect of pension rights accrued up to the Date of Termination, any personal injury claims and any claims pursuant to the indemnity or policy referred to in clause 18.

The discretion to terminate the Executive’s employment given to the Company by this clause shall not preclude the Company from exercising any right which it may have validly to terminate the Executive’s employment pursuant to clause 17.2 of this Agreement.

18.	INDEMNITY

18.1	The Company shall to the fullest extent permitted by law indemnify and hold harmless the Executive from and in respect of any liability (including but not limited to legal costs on a full indemnity basis) that may be incurred by him in the due and proper performance of his duties hereunder and otherwise in giving effect to this Agreement.

18.2	The Company shall from time to time effect and maintain in the name of the Executive with a reputable insurance company a directors’ and officers’ liability policy in the name of the Company and so as to insure the Executive in respect of such risks as may be generally insured against for persons occupying similar positions to the Executive.

19.	DISCIPLINE AND GRIEVANCES

19.1	The Chief Executive will be responsible for communicating any disciplinary warnings to the Executive. Any dismissal will be communicated by the Chairman of the Company with a right of appeal to the Board.

19.2	If the Executive has any grievance relating to his employment he may raise it initially with the Chief Executive. If the grievance is not thereby resolved the Executive may appeal to the Board whose decision will be final.

20.	ADDITIONAL PARTICULARS

The following additional particulars are given for the purposes of The Employment Rights Act 1996:

20.1.1	the period of continuous employment of the Executive by the Company shall be deemed to have begun on 16 August 2004;

20.1.2	except as otherwise provided by this Agreement, there are no terms or conditions of employment relating to hours of work or to normal working hours or to entitlement to holidays (including public holidays) or holiday pay or to incapacity for work due to sickness or injury or to pensions or pension schemes or requiring the Executive to work outside the country for a period of more than one month.

21.	ENTIRE AGREEMENT

21.1	The Executive confirms that:

21.1.1	in entering into this Agreement he has not relied on any representation, warranty, assurance, covenant, indemnity, undertaking or commitment which is not contained in this Agreement, or any document referred to in it; and

21.1.2	in any event, without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement, the only rights or remedies he has in relation to any representation, warranty, assurance, covenant, indemnity, undertaking or commitment given or action taken in connection with the entering into or performance of this Agreement are under this Agreement and, for the avoidance of doubt and without limitation, the Executive does not have any right or remedy (whether by way of a claim for contribution or otherwise) in tort (including negligence) or for misrepresentation (whether negligent or otherwise, and whether made prior to, and/or in, this Agreement).

22.	ASSIGNMENT

The Company reserves the right forthwith on written notice to the Executive to assign its rights and obligations under this Agreement to any subsidiary or related company of the Company and thereafter any reference to the Company in this Agreement shall thereafter be as a reference to any such subsidiary or related company of the Company.

23.	NOTICES

23.1	A notice, approval, consent or other communication given under or in connection with this Agreement (in this clause known as a “Notice”):

23.1.1	must be in writing;

23.1.2	must be left at the address of the addressee or sent by pre-paid first class post (airmail if posted from a place outside the United Kingdom) to the address of the addressee or sent by facsimile to the facsimile number of the addressee in each case which is specified in this clause, and marked for the attention of the person so specified, or to such other address in the United Kingdom or facsimile number and/or marked for the attention of such other person as the relevant party may from time to time specify by Notice given in accordance with this clause.

The relevant details of each party are:

British Sky Broadcasting Group plc

Address: Grant Way, Isleworth, Middlesex, TW7 5QD

Facsimile: 0207 705 3254

Attention: Head of Legal and Business Affairs (marked “Private and Confidential”)

Jeremy Darroch

Address: -c/o Grant Way, Isleworth, Middlesex TW7 5QD

23.2	In the absence of evidence of earlier receipt, and Notice shall take effect from the time that it is deemed to be received in accordance with clause 23.3 below.

23.3	Subject to clause 23.4 below, a Notice is deemed to be received:

23.3.1	in the case of a Notice left at the address of the addressee, upon delivery at that address;

23.3.2	in the case of a posted letter, on the third day after posting or, if posted from a place outside the United Kingdom, the seventh day after posting;

23.3.3	in the case of a facsimile, on production of a transmission report from the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient provided that a confirmatory copy of such facsimile shall have been sent by post in accordance with clause 23.1 within 24 hours of such transmission.

23.4	A Notice received or deemed to be received in accordance with clause 23.3 above on a day which is not a Business Day of after 5 p.m. on any Business Day, shall be deemed to be received on the next following Business Day.

23.5	For the purposes of this clause, “Business Day” shall mean a day not being a Saturday on which trading banks are generally open for business in the City of London.

23.6	Each party undertakes to notify the other party by Notice served in accordance with this clause if the address or other details specified herein are no longer appropriate for the service of a Notice.

24.	GOVERNING LAW

This Agreement shall be governed by and interpreted in accordance with the laws of England and each of the parties irrevocably submits to the jurisdiction of the English Courts as regards any claim or matter arising under this Agreement.

25.	COUNTERPARTY

This Agreement may be signed in counterparts and each counterpart shall be valid and effective as if it had been executed by each of the parties and both such counterparts shall together constitute one document.

IN WITNESS whereof the parties hereto have executed this Agreement as a Deed as of the day and year first above written.

SIGNED as a DEED by JEREMY
DARROCH
in the presence of:-

/s/ J. Darroch

SIGNED as a DEED by BRITISH SKY	)
BROADCASTING GROUP PLC by its	)
duly authorised agent	)

/s/ J. R. Murdoch		/s/ D. Gormley